UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               CNS Response, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12619C101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David B. Jones
                          c/o Sail Venture Partners, LP
                           600 Anton Blvd., Suite 1010
                              Costa Mesa, CA 92626
                                 (714) 241-7500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 26, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 8)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12619C101                                            PAGE 2 OF 8 PAGES

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SAIL VENTURE PARTNERS, LLC
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER

   SHARES                8,696,055
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY               0
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              8,696,055
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           8,696,055
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           19.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           OO LIMITED LIABILITY COMPANY
---------- ---------------------------------------------------------------------

CUSIP NO. 12619C101                                            PAGE 3 OF 8 PAGES

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SAIL VENTURE PARTNERS, LP
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER

   SHARES                8,696,055
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY               0
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              8,696,055
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,696,055
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

         This amendment to Schedule 13D ("Amendment Number 2") amends and supplements the Schedule 13D of Sail Venture Partners, LP and Sail Venture Partners, LLC filed with the Securities and Exchange Commission on March 19, 2007 (the "Original Filing"), as amended on July 7, 2009 ("Amendment No. 1"). Terms not defined herein shall have the meaning ascribed to them in the Original Filing, as amended.

PURPOSE OF AMENDMENT NUMBER 2

         On August 26, 2009, the Company received gross proceeds of approximately $2,000,000 in a private placement transaction (the "Private Placement") with six investors. This Amendment Number 2 is being filed to report Sail Venture Partners, LP's participation in the Private Placement by the Company, and to report the issuance to Sail Venture Partners, LP of shares of common stock of the Company and warrants to purchase shares of common stock of the Company in connection with the automatic conversion of certain secured convertible promissory notes held by Sail Venture Partners, LP upon the closing of the Private Placement.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment Number 2 relates to the common stock, par value $.001 per share (the "Common Stock"), of CNS Response, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2755 Bristol St., Costa Mesa, California 92626.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment Number 2 does not amend Item 2 of the Original Filing, as amended by Amendment No. 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Filing, as amended by Amendment No.1, is supplemented and amended by the information below.

         On August 26, 2009, pursuant to a Subscription Agreement entered into between Sail Venture Partners and the Company, Sail Venture Partners invested
$324,000 of its own funds in the Private Placement and in exchange received 1,080,000 shares of the Company's common stock and a five year non-callable warrant to purchase 540,000 shares of the Company's common stock at an exercise price of $0.30 per share. Pursuant to the terms of a Registration Rights Agreement entered into in connection with the Private Placement, the Company agreed to file a registration statement covering the resale of the common stock and the common stock underlying the warrants sold in the Private Placement.

         On May 14, 2009, the Company entered into a Bridge Note and Warrant Purchase Agreement (the "SAIL Purchase Agreement") with Sail Venture Partners. Pursuant to the SAIL Purchase Agreement, on May 14, 2009 Sail Venture Partners purchased a Secured Promissory Note in the principal amount of $200,000 from the Company (the "May SAIL Note") using its own funds. The terms of the May SAIL Note provided that in the event the Company consummates an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), then the principal and all accrued, but unpaid interest outstanding under the note shall be automatically converted into the securities issued in the equity financing by dividing such amount by 85% of the per share price paid by the investors in such financing. In accordance with the terms of the May SAIL Note, at the closing of the Private Placement, the Company issued to Sail Venture Partners 802,192 shares of its common stock and a five year non-callable warrant to purchase 401,096 shares of its common stock at an exercise price of $0.30 per share.

         On March 30, 2009, Sail Venture Partners purchased a Senior Secured Convertible Promissory Note in the principal amount of $250,000 (the "March Note") from the Company using its own funds. The terms of the March Note provided that in the event the Company consummates an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), then the principal and all accrued, but unpaid interest outstanding under the note shall be automatically converted into the securities issued in the equity financing by dividing such amount by 90% of the per share price paid by the investors in such financing. In accordance with the terms of the March Note, at the closing of the Private Placement, the Company issued to Sail Venture Partners 956,164 shares of common stock and a five year non-callable warrant to purchase 478,082 shares of its common stock at an exercise price of $0.30 per share.

         The beneficial ownership of the Company's Common Stock reported in this Amendment Number 2 by Sail Venture Partners is based on Sail Venture Partners' ownership of 6,471,067 shares of Common Stock of the Company and 2,224,988 shares of Common Stock issuable upon the exercise of vested and exercisable warrants, and assumes a total of 41,781,129 shares of the Company's Common Stock issued and outstanding as of August 28, 2009.

         The beneficial ownership of the Company's Common Stock reported in this Amendment Number 2 by Sail Venture Partners, LLC is based on Sail Venture Partners, LLC's indirect ownership of 6,471,067 shares of Common Stock of the Company and 2,224,988 shares of Common Stock issuable upon the exercise of vested and exercisable warrants, and assumes a total of 41,781,129 shares of the Company's Common Stock issued and outstanding as of August 28, 2009.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Original Filing, as amended by Amendment No. 1, is supplemented and amended by the information below. Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, as amended, which disclosure is incorporated herein by reference.

         All of the 6,471,067 shares of Common Stock, and warrants to purchase 2,224,988 shares of Common Stock of the Company held by Sail Venture Partners, and to which this Amendment Number 2 relates, were acquired for and are held by Sail Venture Partners as an investment. Neither the Managing Members, nor Sail Venture Partners, LLC, nor Sail Venture Partners is a member of a group relating to the Issuer. Each of Sail Venture Partners and Sail Venture Partners, LLC beneficially own 19.8% of the issued and outstanding shares of Common Stock of the Company, which is the only class of voting security which the Company has issued and outstanding as of the date hereof.

         David Jones, who is a principal of Sail Venture Partners, LLC which is the general partner of Sail Venture Partners, currently serves as a director of the Company. The board of directors of the Company has nominated Mr. Jones for reelection to the board. Another current member of the board, Leonard J. Brandt, is attempting to remove the other directors, including Mr. Jones, and elect himself and his own nominees through proxy and consent solicitations that are currently ongoing. The Company and the other directors are opposing Mr. Brandt's efforts.

         Other than as described in this Amendment Number 2, neither the Managing Members, nor Sail Venture Partners, LLC, nor Sail Venture Partners has any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Filing as amended by Amendment No. 1 is supplemented and amended by the information below. Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, as amended, which disclosure is incorporated herein by reference.

         As of August 28, 2009, Sail Venture Partners owned 6,471,067 shares of Common Stock of the Company, and 2,224,988 shares of Common Stock issuable upon the exercise of vested and exercisable warrants (the "Sail Venture Partners Shares). Assuming a total of 41,781,129 shares of the Company's Common Stock outstanding as of August 28, 2009, the Sail Venture Partners Shares constitute approximately 19.8% of the shares of the Company's Common Stock issued and outstanding.

         Sail Venture Partners, LLC, as the General Partner of Sail Venture Partners, beneficially owns 6,471,067 shares of Common Stock of the Company, and 2,224,988 shares of Common Stock issuable upon the exercise of vested and exercisable warrants (the "Sail Venture Partners LLC Shares). Assuming a total of 41,781,129 shares of the Company's Common Stock outstanding as of August 28, 2009, the Sail Venture Partners LLC Shares constitute approximately 19.8% of the shares of the Company's Common Stock issued and outstanding.

         Each of the Managing Members of Sail Venture Partners, LLC may be deemed to beneficially own the securities owned by Sail Venture Partners insofar as they have the power to direct the voting or disposition of such securities. Neither the filing of this Amendment Number 2 nor any of its contents shall be deemed to constitute an admission that any of the Managing Members as an individual is, for any purpose, the beneficial owner of any of the Sail Venture Partner Shares, and each of the Managing Members disclaims beneficial ownership as to the Sail Venture Partner Shares.

         Transactions by the Reporting Persons in the Company's Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
  No.

   1        Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.


                                          Sail Venture Partners, LP
                                          a Delaware limited partnership


Dated: August 28, 2009                    /s/ David Jones
                                          -----------------------------------
                                          By:  Sail Venture Partners, LLC
                                          a Delaware limited liability company
                                          By: David Jones
                                          Its: Manager


                                          Sail Venture Partners, LLC
                                          a Delaware limited liability company


Dated: August 28, 2009                    /s/ David Jones
                                          -----------------------------------
                                          By: David Jones
                                          Its: Manager

                                  EXHIBIT INDEX

Exhibit
  No.
-------
  1*       Joint Filing Agreement.


* Filed as a like-numbered exhibit to the reporting person's Schedule 13D which was filed with the Securities and Exchange Commission on March 19, 2007.




                                       8